UNIFIED SERIES TRUST

UNIFIED FINANCIAL SECURITIES, INC.

2960 N. Meridian Street, Suite 300

Indianapolis, IN 46208

October 29, 2012

VIA EDGAR

Kathy L. Churko

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re:	Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Churko:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of Post Effective Amendment #257 to the Registration Statement of the above-reference investment company, in respect of the IMS Capital Value Fund, IMS Strategic Income Fund, and IMS Dividend Growth Fund, to Monday, October 29, 2012.

Sincerely yours,

UNIFIED SERIES TRUST

By:	/s/ Tara Pierson
Tara Pierson, Secretary

UNIFIED FINANCIAL SECURITIES, INC.

By:	/s/ John C. Swhear
John C. Swhear, Chief Compliance Officer